FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit Number 99.1	Description Letter to Shareholders dated August 13, 2009

EXHIBIT 99.1

Dear Fellow Shareholders:

On August 13, 2009, we were pleased to announce our results for the second quarter ending June 30, 2009that show growth in our core business.

CryptoLogic, a world leader in Internet casino and branded gaming software, has delivered its new business strategy reducing operating costs, achieving solid quarter-on-quarter improvement in its Internet casino hosting business, and growing revenue from branded games launched by major Internet gaming operators. The company was profitable in June, and targets profitability for the third quarter.

Financial highlights:

•	Revenue of $10.1 million, unchanged from Q1 2009 (Q2 2008: $16.8 million) as higher casino and branded games sales offset the previously reported loss of William Hill poker
•	Profitable in June
•	Casino revenue up 21% sequentially to $7.7 million (Q1 2009: $6.4 million)
•	Branded games revenue increased sequentially by 70% to $0.5 million (Q1 2009: $0.3 million)
•	Operating expenses fell to $9.9 million, down 25% year-on-year (Q2 2008: $13.2 million)
•	Net loss of $6.2 million, reflecting a non-cash impairment provision of $4.0 million, booked against long-term Asian investments (Q2 2008 net loss: $1.5 million)
•	Diluted loss per share of $0.46 (Q2 2008 diluted loss per share: $0.10)
•	Net cash at June 30, 2009: $33.8 million (March 31, 2009: $38.7 million)
•	Dividend of $0.03 per share for the quarter, unchanged from Q1 2009

Operating and governance highlights:

•	13 branded games on the market in Q2, up from three in Q1
•

Signed multi-year agreements to provide top-performing branded slot games to some of the world’s top gaming sites, including SportingBet.com, Betfair, Ireland’s PaddyPower and UK’s Victor Chandler Group and, in July, Totesport, Britain’s state-owned and fourth-largest bookmaker

•	Launched Internet casino for The Gaming Network
•	Extended relationship with Marvel Entertainment to develop superhero-themed games until 2013
•	Expanded relationship with 888.com to include five more games for launch in 2009
•	New game releases included a video slot version of Jenga, one of the world’s most popular board games, developed in record time at the new CryptoLogic Centre for Innovation
•	Appointed David Gavagan as Chairman and James Wallace as Senior Independent Director

Outlook:

•

CryptoLogic expects to be both profitable and cash generative in Q3, as it gains traction from the rollout of branded games by new customers with more than 40 scheduled by the end of the quarter and more than 110 in total by the end of the year

“The second quarter of 2009 marked a turning point for CryptoLogic, with significant growth in our two core businesses,” said Brian Hadfield, CryptoLogic’s President and CEO. “With a larger customer base and an aggressive rollout schedule for our new games, CryptoLogic now has the people, the products and the partners to deliver improved performance for our shareholders -- in 2009 and beyond.”

Overview

In the second quarter of 2009, CryptoLogic continued its steady progress in executing its strategy to focus on developing and hosting Internet casinos and licensing its branded gaming software to top e-gaming sites.

The company now has 24 licensees – the largest number in its history – including the “big four” international gaming operators: PartyGaming, SportingBet.com, 888.com andBetfair. CryptoLogic has built innovative partnerships to bring some of the world’s most famous entertainment brands to these and other top Internet casinos.

While the rollout of CryptoLogic games by licensees has been slower than anticipated at the beginning of the year, the company exited the quarter with 13 new branded games on the market, up from three in the first quarter. With more than 40 games scheduled to be live by the end of the third quarter, and over 110 in total by the end of the year, CryptoLogic has laid solid foundations for a return to growth and profitability.

CryptoLogic saw a significant rise in revenue from its core businesses in the second quarter. The company increased revenue from its hosted casino business by 21%, and there was a 70% increase in revenue from branded games compared with the first quarter of 2009. These gains helped to offset the loss of more than $1 million in revenue from William Hill Poker, which, as announced last year, has ceased to be a customer.

However, the underlying improvement in the core business, together with a comprehensive cost reduction program, gives rise to a promising outlook for the remainder of the year.

Casino games: Extraordinary e-gaming innovation

In the quarter, CryptoLogic was active in launching some of the Internet’s most innovative games of today, and in planning new games and gaming concepts for the future.

The company extended its groundbreaking relationship with Marvel Entertainment to develop superhero-themed games until 2013, building on the success of games based on Spider-Man, Fantastic Four, the Hulk, Sub-Mariner, Daredevil and many other legendary heroes.

CryptoLogic released several new games in the quarter, including Atlantic City 4 Deck Blackjack, Buccaneers Bounty and a groundbreaking video slot version of Jenga, one of the world’s most popular board games. Jenga was developed in record time at the new CryptoLogic Centre for Innovation.

The company’s most popular games in the quarter included Millionaires Club III, Hulk Ultimate Revenge, Spider-Man Revelations, Cubis and King Kong. From recent releases, player favourites included Samba Nights, the company’s first 50-line game, along with Call of Duty 4: Modern Warfare and Jenga.

New customers, partners drive revenue growth

CryptoLogic continued to expand its customer base in the quarter, signing multi-year licensing deals to provide many of its top-performing branded slot games to leading e-gaming sites. New signings included global leaders SportingBet.com and Betfair, Ireland’s PaddyPower and the UK’s Victor Chandler Group. In July, Totesport, Britain’s state-owned and fourth-largest bookmaker, became CryptoLogic’s newest licensee.

In the second quarter, CryptoLogic also expanded its relationship with 888.com, which has contracted to launch five more games later in 2009, and launched an Internet casino for The Gaming Network.

Improved marketing support is important to the company’s success in growing revenue at a volatile time for discretionary consumer spending. While the company has reduced its employee complement substantially since 2008, strategic moves were made in the quarter to add talent to manage portals, player acquisitions and search engine optimization.

Poker integration completed

CryptoLogic has completed the strategic integration of its Internet poker network with that of GTECH Corporation, eliminating the cost of operating a standalone poker platform, significantly improving poker room liquidity for players, and paving the way for a profitable poker business.

Financial performance

Total revenue: CryptoLogic’s revenue was essentially unchanged from Q1 2009 at $10.1 million, with steadily rising casino and branded game revenue offsetting the revenue loss from William Hill poker. This included casino revenue of $7.7 million, up from $6.4 million in the first quarter, while poker revenue declined to $0.5 million compared with $1.96 million in the previous quarter, due principally to the loss of William Hill poker, which, as announced last year, ceased to be a CryptoLogic customer. Revenue from branded games exceeded poker revenue for the first time – a sign of this increasingly important segment to CryptoLogic’s business.

Earnings and Earnings per Diluted Share: The company recorded an operating loss of $2.2 million, or $0.17 per share (based on a weighted average of 13,819,351 outstanding shares), for the quarter. The company has also reviewed the carrying value of its long-term Asian investments, and determined that a provision of $4.0 million is required for certain of these investments. As a result, the company recorded a net loss of $6.2 million, or $0.46 per share, for the quarter.

Operating expenses were up $1.7 million from Q1, of which $625,000 can be attributed to adverse currency movements. Other factors included higher development costs, increased marketing costs and new resources for portals, player acquisition and search engine optimization. General and administrative expenses were down $0.9 million due to lower legal costs and a general focus on cost reductions.

Balance Sheet and Cash Flow: CryptoLogic ended the quarter with $33.8 million in net cash (comprising cash and cash equivalents, restricted cash and security deposits), or $2.45 per diluted share (March 31, 2009: $38.7 million, or $2.80 per diluted share). The decrease in net cash was due largely to the operating loss and advanced royalty commitments. The company continues to be debt-free. CryptoLogic’s working capital at June 30, 2009 was $37.4 million or $2.70 per diluted share (March 31, 2009: $39.8 million or $2.88 per diluted share).

Dividend: On August 11th, CryptoLogic declared a dividend of $0.03 per share for the quarter, unchanged from the first quarter of 2009. The dividend will be paid on September 15, 2009 to shareholders of record of CryptoLogic Limited and CryptoLogic Exchange Corporation as at September 1, 2009.

Outlook

Despite challenging market conditions, management remains confident that CryptoLogic’s new business strategy and restructuring program will deliver strong financial performance for shareholders over the long term.

Management continues to target a return to profitability and cash generation in the third quarter, with plans to have more than 40 games generating revenue on customer sites by September 30, 2009.

The company continues to expect a net profit, before non-cash impairment provisions, for the full year, and to return to positive cash flow for the second half of 2009. In light of current market conditions, consumer sentiment and slower than expected rollout of branded games by its customers, CryptoLogic is lowering its targets and anticipates results more in line with analysts’ expectations for the year.

Respectfully,

Brian Hadfield

President and CEO

August 13, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and six month periods ended June 30, 2009, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2008 as set out in CryptoLogic Limited’s annual report. This MD&A is dated August 13, 2009. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are licensed.

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

OVERVIEW OF RESULTS

Revenue for Q2 2009 was $10.1 million, a decrease of 39.6% when compared with the same period of the prior year (Q2 2008: $16.8 million). When compared to Q2 2008, revenue in Q2 2009 was negatively impacted by a transition of licensees primarily due to the outsourcing of its hosted poker business to GTECH Corporation’s International Poker Network (“GTECH”), the departure of Littlewoods and other smaller licensees, weaker results from one of the Company’s major licensees, general macro economic trends, and a strong U.S. dollar. In March 2009, the Company completed the outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network with a combined average of 15,000 active players – at significantly lower cost to CryptoLogic. Poker revenue declined more than expected as many of poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH. The U.S. dollar was significantly stronger when compared to the euro and British pound in Q2 2009 as compared with Q2 2008 negatively impacting revenue by approximately $1.4 million. Also, in Q2 2008, a $1.2 million benefit accrued to revenue associated with a revised liability in our e-cash business. After normalizing for the non recurring benefit and the strength of the U.S. dollar, revenue decreased by 30.7%.

Revenue for the six months ended June 30, 2009 was $20.3 million, a decrease of 43.9% when compared with the same period of the prior year. (YTD June 30, 2008: $36.1 million). The decline in revenue is primarily due to the items impacting the current quarter. The U.S. dollar was significantly stronger when compared to the euro and British pound in the six month period ended June 30, 2009 as compared with the same period of the prior year negatively impacting revenue by approximately $3.4 million. In the first half of 2008, the Company recorded a benefit to revenue of $1.0 million associated with revised estimates for future royalty payments as well as the change in estimates discussed above. After normalizing for these non recurring benefits and the strength of the U.S. dollar, revenue decreased by 35.1%.

Net loss in Q2 2009 was $6.2 million or $0.46 per diluted share (Q2 2008: $1.5 million or $0.10 per diluted share). The loss in the current quarter was due primarily to decreased revenue; impairment charges of $4.0 million associated with the Company’s long-term investments, increased reorganization costs associated with the Company’s efforts to decrease costs and outsource non-core areas and decreased interest income. Partially offsetting these increases were decreased operating and general and administration expenses as the impact of the Company’s cost reduction plans started yielding results, a strong U.S. dollar and an income tax benefit recorded in the period. The U.S. dollar was significantly stronger when compared to the euro and British pound and Canadian dollar in Q2 2009 as compared with Q2 2008 positively impacting expenses by approximately $2.1 million. The net loss for the six months ended June 30, 2009 was $7.5 million or $0.56 per diluted share (YTD June 30, 2008: $0.9 million or $0.04 per diluted share). The loss for the six months ended June 30, 2009 was primarily due to items impacting the current quarter including the impairment charges of $4.0 million associated with the Company’s long-term investments as well as increased general and administrative expenses in the first quarter associated with increased legal fees. In the first six months of 2008, there was a $1.8 million charge associated with a change in senior management. The U.S. dollar was significantly stronger when compared to the euro and British pound and Canadian dollar in the six month period ended June 30, 2009 as compared with same period in 2008 positively impacting expenses by approximately $4.7 million.

At June 30, 2009, the Company ended the quarter with $33.8 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $2.45 of net cash per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). The decrease in net cash in Q2 2009 of approximately $10.0 million is due to the following items: cash impact of operating losses of approximately $1.7 million, an increase in prepaid expenses of $1.9 million largely due to $2.0 million paid to secure the royalty rights of D.C. Comics including Superman and Batman and renewal of the Marvel royalty rights including Spiderman, the timing of receipts of accounts receivable of $1.3 million and payments of our trade accounts payable of $2.4 million, tax payments of $0.9 million, dividends of $0.8 million, purchase of capital assets of $0.3 million and the purchase of long term investments in Asia of $0.5 million. The Company continues to be debt free. CryptoLogic’s working capital at June 30, 2009 was $37.4 million or $2.70 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share).

	Fiscal 2009		Fiscal 2008				Fiscal 2007
Fiscal Quarters	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
In thousands of US dollars, except per share data)
Revenue	$ 10,140	$ 10,134	11,360	14,049	16,800	19,317	20,350	17,503	16,244
Casino	8,255	6,699	7,782	10,138	10,800	13,426	13,959	11,431	10,216
Poker	516	1,956	2,671	3,219	3,635	4,234	4,615	4,765	4,986
Interest income	122	171	16	443	824	794	1,514	1,322	1,649
Operating expenses	9,895	8,199	13,340	16,506	13,170	12,629	12,689	11,784	11,405
General and administrative expenses	2,200	3,124	3,723	3,067	4,017	2,853	2,872	2,843	2,070
Minority interest	(122)	(78)	(2,528)	396	96	162	763	208	-
Net (loss)/earnings and comprehensive income	(6,191)	(1,296)	(25,968)	(5,886)	(1,493)	609	4,273	2,392	(2,621)

(Loss)/earnings per share
Basic	$ (0.46)	$ (0.10)	$ (2.05)	$ (0.45)	$(0.10)	$ 0.06	$ 0.36	$ 0.19	$ (0.19)
Diluted	$ (0.46)	$ (0.10)	$ (2.05)	$ (0.45)	$(0.10)	$ 0.06	$ 0.36	$ 0.19	$ (0.19)
Weighted average number of shares (000’s)
Basic	13,819	13,820	13,820	13,866	13,934	13,932	13,927	13,917	13,901
Diluted	13,819	13,820	13,820	13,866	13,934	13,937	13,977	13,930	13,901

RESULTS OF OPERATIONS

Revenue

Revenue for Q2 2009 was $10.1 million, a decrease of 39.6% when compared with the same period of the prior year (Q2 2008: $16.8 million). Revenue for the six months ended 2009 was $20.3 million, a decrease of 43.9% when compared with the same period of the prior year (YTD June 2008: $36.1 million).

Internet casino

Internet casino revenue decreased 23.6% to $8.3 million for the quarter ended June 30, 2009 as compared to the same period in the prior year (Q2 2008: $10.8 million). Internet casino revenue accounted for 81.4% of total revenue for Q2 2009 (Q2 2008: 64.3%). Q2 2009 revenue was negatively impacted by the departure of Littlewoods and other smaller licensees, weaker results from one of the Company’s major licensees, general macro economic trends and a strong U.S. dollar. These decreases were offset in part, by the growth of the branded games. At June 30, 2009, the Company’s licensee’s added ten new games, most of which were late in the second quarter. Future quarters will benefit from a full quarter’s revenue on these games. The U.S. dollar was significantly stronger when compared to the euro and British pound in Q2 2009 as compared with Q2 2008 negatively impacting Internet casino revenue by approximately $1.3 million. After normalizing for the strength of the U.S. dollar, Internet casino revenue decreased by approximately 11.6%. Internet casino revenue was $15.0 million for the six months ended June 30, 2009, a decrease of 38.3% when compared with the same period of the prior year (YTD June 30, 2008: $24.2 million). The U.S. dollar was significantly stronger when compared to the euro and British pound in the first half of 2009 as compared with the same period in 2008 negatively impacting Internet casino revenue by approximately $2.9 million. The decrease in revenue for the first half of 2009 is primarily due to the factors impacting the current quarter as well as a benefit recorded to revenue in 2008 of $1.0 million associated with revised estimates for future royalty payments. After normalizing for non recurring benefit and the strength of the U.S. dollar, Internet casino revenue decreased by approximately 23.2%.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in their online casino sites. Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity. In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Internet poker

In Q2 2009 Internet poker revenue declined 85.8% to $0.5 million from $3.6 million in the same period of the prior year. Internet Poker revenue represented 5.1% of total revenue for the second quarter of 2009 (Q2 2008: 21.6%). Internet poker revenue for the six months ended June 30, 2009 was $2.5 million, a decrease of 68.6%, as compared to the same period of the prior year (YTD June 30, 2008: $7.9 million). The reduction in Internet poker revenue for the three and six months ended June 30, 2009 is primarily due to the transition its poker network to GTECH reducing the number of poker licensees, the strength of the U.S. dollar and a decline in the overall poker industry. In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network at significantly lower cost to CryptoLogic. Poker revenue declined more than expected as many of poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH. The U.S. dollar was significantly stronger when compared to the euro and British pound in both the three and six months ended June 30, 2009, as compared with the same periods in the prior year negatively impacting poker revenue by approximately $0.1 million and $0.5 million, respectively.

Historically, CryptoLogic, through its wholly-owned subsidiary WagerLogic offered a “virtual” poker room for its licensees. In Q1 2009, the Company completed the outsourcing of its hosted poker business to GTECH Corporation’s International Poker Network. The move gives CryptoLogic’s poker licensees and players access to a larger network with a combined average of 15,000 active players – at significantly lower cost to CryptoLogic. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue was $1.4 million and $2.8 million for the three and six month periods ended June 30, 2009 (Q2 2008: $2.4 million, YTD 2008: $4.0 million). Other revenue accounted for 13.5% and 14.0% of total revenue for the three and six month periods ended June 30, 2009, respectively. (Q2 2008: 14.1%, YTD 2008: 11.1%). The decrease in other revenue for both periods was driven by a $1.2 million benefit recorded in Q2 2008 associated with a review of our e-cash operations, which resulted in a reduction in expected future payments. Other revenue was also impacted by decreased portals revenue as well as decreased customization and professional services revenue which are non-recurring in nature. In the first half of 2009, other revenue benefitted from increased commerce based transaction fees of $1.7 million on non players who use the Company’s e-cash system. The transaction fees on non players who use the Company’s e-cash system are expected to continue in the second half of 2009, but at a much reduced rate.

Geographical diversification

CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks. No licensees’ revenue is derived from U.S. based players.

Revenue trends

The global economic downturn is impacting the Company’s core business. This is expected to be offset by new branded game roll-outs in the second quarter of 2009 and beyond. We also experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

Over the longer term, while the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the next year.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense for the three and six month periods ended June 30, 2009 was $9.9 million and $18.1 million, or 97.6% of revenue and 89.3% of revenue, respectively. (Q2 2008: $13.2 million or 78.4% of revenue, YTD 2008: 27.6 million or 76.4% of revenue). Operating expense decreased by $3.3 million or 24.9% and $9.5 million or 34.5% when compared to the corresponding periods of the prior year. The decreases in operating expense in Q2 are due in large part to the impact of the Company’s cost reduction program, reduced headcount related costs and a continued strong U.S. dollar. Furthermore, the reduction in revenue has had a corresponding decrease in the Company’s contribution to marketing program related costs and e-cash processing fees paid on deposits and withdrawals. The Company’s cost reduction program has reduced IT and headcount related costs due to the outsourcing of the poker room to GTECH, as well as general restructuring of the business. A strong U.S. dollar is generally favorable on expenses which are primarily denominated in Canadian dollars, euro and British pounds. The U.S. dollar was significantly stronger when compared to the euro, British pound and Canadian dollar in both the three and six month periods ended June 30, 2009 decreasing operating expense by approximately $1.5 million and $3.4 million, respectively. The increase in operating costs for the six months ended June 30, 2009 was due to the items impacting Q2 2008. In the first six months of 2008, there was a $1.8 million charge associated with a change in senior management. Partially offsetting these decreases is an increase in outsourced software development in Eastern Europe.

General and Administrative Expense

General and Administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings. In Q2 2009, G&A expense was $2.2 million and represented 21.7% of revenue (Q2 2008: $4.0 million or 23.9% of revenue). G&A expense for the six months ended June 30, 2009 was $5.3 million or 26.3% of revenue (YTD June 30, 2008 $6.9 million or 19.0% of revenue).

The decrease in G&A expense in both the three and six month periods ended June 30, 2009 as compared with the same periods in the prior year is due to general reductions in costs associated with the Company’s restructuring program, decreased professional fees, reduced rent and occupancy costs as the Company has subleased excess space and a strong U.S. Dollar. In Q2 2009, professional fees were positively impacted by a legal settlement of $0.5 million associated with an intellectual property dispute. The U.S. dollar was significantly stronger when compared to the euro and British pound in the three and six months ended 2009 as compared with the same periods in 2008 decreasing operating expense by approximately $0.3 million and $0.8 million, respectively.

Impairments of Long-Term Investments

The Company regularly reviews its assets for indicators of impairment. During the Company’s review of its long-term investments, various indicators of impairment existed including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short or medium term. Consequently, the Company has recorded impairment charges totaling approximately $4.0 million .

Reorganization Charges

In November 2008, the Company announced plans to merge its poker network with one of the world’s leading gaming technology and services companies. In addition to this change in poker, the Company has many other initiatives underway to lower costs in the business. The Company expects these plans to cost approximately $3.5 million of which $1.4 million was recorded in Q4 2008 and $0.7 million was recorded in the six month period ended June 30, 2009. The charges in the three and six months ended June 30, 2009, consisted of severance for terminated employees and professional fees.

Amortization

Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q2 2009, amortization expense was $1.2 million and $2.5 million for the three and six month periods ended June 30, 2009. (Q2 2008: $1.5 million, YTD 2008: $2.9 million) Amortization accounted for 11.8% and 12.35% of revenue for the three and six month periods ended June 30, 2009. (Q2 2008: 8.7% of revenue, YTD 2008: 7.9%) This decrease in Q2 2009 primarily reflects less amortization on infrastructure assets as they become fully depreciated and less amortization of purchased intangibles of Parbet.com, which were impaired in the fourth quarter of 2008. Partially offsetting this decrease was amortization on internally developed software projects which was launched during the quarter.

Interest Income

Interest income, which is composed of interest earned on cash and cash equivalents, was $0.1 million and $0.3 million in the three and six month periods ended June 30, 2008, respectively. (Q2 2008: $0.8 million and YTD 2008: $1.6 million). The decline in interest income was primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to interest rate reductions. For almost all of the first quarter of 2009, the Company had its surplus cash invested in low yielding government treasury bills. This was in response to the global banking crisis. Cash and cash equivalents declined from the same period in the prior year as a result of the reduced cash generated from operations and the acquisition of certain strategic investments completed during fiscal 2008.

Non Operating Income

Non operating income for the six month period ended June 30, 2008 comprises gains recorded on the sale of shares acquired and sold in an unsuccessful merger transaction during the first quarter of 2008 as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related acquisition costs.

Income Taxes

Income taxes were a benefit of $0.9 million and $2.4 million in the three and six months ended June 30, 2009 (Q2 2008: income tax expense of $0.3 million and YTD 2008 income tax expense of $0.9 million). The tax recovery recorded in three months ended June 30, 2009 was primarily a result of recent amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. This change resulted in a benefit to income tax of approximately $1.4 million in the first quarter of 2009. The Company recorded an additional benefit of approximately $0.3 million based on the actual tax return filed. The Company is subject to Canadian GAAP so taxes are based on the local rules and laws therefore not all of our subsidiaries are either resident in Canada and subsidiaries resident outside of Canada would record tax expense based the regulations in their local jurisdiction. Income tax also benefited from operating losses that are expected to be utilized in the future.

Minority Interest

As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. The shares owned by the CEC shareholders are considered a non-controlling interest of the Company and consequently a proportional amount of the Company’s share capital is recorded separately as a liability on the Consolidated Balance Sheet. A similar proportional share of the profit and loss associated with subsidiaries directly or indirectly owned by the CEC is included in the consolidated statement of earnings as minority interest.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of approximately 256,242 shares of CEC have been exchanged, with the remaining 1,076,326 shares of CEC being reflected as minority interest as at June 30, 2009. Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Net Losses

Net loss in Q2 2009 was $6.2 million or $0.46 per diluted share (Q2 2008: $1.5 million or $0.10 per diluted share). The loss in the current quarter was due primarily to decreased revenue; impairment charges of $4.0 million associated with the Company’s long-term investments, increased reorganization costs associated with the Company’s efforts to decrease costs and outsource non-core areas and decreased interest income. Partially offsetting these increases were decreased operating and general and administration expenses as the impact of the Company’s cost reduction plans started yielding results, a strong U.S. dollar and an income tax benefit recorded in the period. The U.S. dollar was significantly stronger when compared to the euro and British pound and Canadian dollar in Q2 2009 as compared with Q2 2008 positively impacting expenses by approximately $2.1 million. The net loss for the six months ended June 30, 2009 was $7.5 million or $0.56 per diluted share (YTD June 30, 2008: $0.9 million or $0.04 per diluted share). The loss for the six months ended June 30, 2009 was primarily due to items impacting the current quarter as well as increased general and administrative expenses in the first quarter associated with increased legal fees. In the first six months of 2008, there was a $1.8 million charge associated with a change in senior management. The U.S. dollar was significantly stronger when compared to the euro and British pound and Canadian dollar in the six month period ended June 30, 2009 as compared with same period in 2008 positively impacting expenses by approximately $4.7 million.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2009, the Company ended the quarter with $33.8 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $2.45 of net cash per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). The decrease in net cash in Q2 2009 of approximately $10.0 million is due to the following items: cash impact of operating losses of approximately $1.7 million, an increase in prepaid expenses of $1.9 million largely due to $2.0 million paid to secure the royalty rights of D.C. Comics including Superman and Batman and renewal of the royalty rights of Marvel including Spiderman, Fantastic Four and Thor, the timing of receipts of accounts receivable of $1.3 million and payments of our trade accounts payable of $2.4 million, tax payments of $0.9 million, dividends of $0.8 million, purchase of capital assets of $0.3 million and the purchase of long term investments in Asia of $0.5 million. The Company continues to be debt free.

CryptoLogic’s working capital at June 30, 2009 was $37.4 million or $2.70 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share.). The decrease in working capital during the six months ended June 30, 2009 is primarily due to operating losses, dividends, purchases of capital assets and purchase of long term investments in Asia.

Cash flow used in operating activities was $3.6 million and $8.3 million for the three and six month periods ended June 30, 2009 (Q2 2008: $9.7 million, YTD 2008: $4.6 million). The use of cash in operating activities for both periods is due to operating losses, the timing of accounts receivable, $2.0 million paid to secure the royalty rights of D.C. Comics including Superman and Batman and renewal of the Marvel royalty rights including Spiderman, payments of accounts payable and income taxes.

Cash flow used in financing activities was $0.8 million for both the three and six month periods ended June 30, 2009. (Q2 2008: $4.0 million, YTD 2008: $3.9 million). The use of cash in financing activities is for the payment of dividends. The decrease when compared to the same periods in the prior year is primarily due to a reduction in the dividend from $0.12 per share to $0.03 per share and the repurchase of common shares under the Normal Course Issuer Bid completed in 2008.

Cash flow used in investing activities was $0.5 million for the three months ended June 30, 2009. (Q2 2008: $2.9 million). For the six month period ended June 30, 2009 cash flows provided by investing activities was $1.4 million (YTD 2008: $11.3 million). The cash flow used in investing activities in the three months ended June 30, 2009 was due to purchase of capital equipment of $0.2 million and the investment in long term investments of $0.3 million. The cash provided by investing activities for the six month period ended June 30, 2009 was due to a reduction in restricted cash of $2.2 million, held in escrow at December 31, 2008, that would have been paid to the Company’s former CEO had there been a change in control of the company. Partially offsetting this were purchases of capital equipment and investments in long term investments. The decrease in cash flow provided by investing activities for both periods when compared with the corresponding period of the prior year is due a reduction in the deposit required to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta. This letter of guarantee supports user funds on deposit. In July 2009, the Lottery Gaming Authority of Malta agreed that the $5,000 letter of credit to support user funds on deposit is no longer required and the letter was returned to the Company. These funds will no longer be classified as restricted cash.

At June 30, 2009, the Company had 12,743,019 common shares outstanding and 616,896 share options outstanding. As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. CEC had 1,076,332 shares outstanding at June 30, 2009. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest. On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited. No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three and six month periods ended June 30, 2009, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2008 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2009, the Company adopted the following recommendation to the Canadian Institute of Chartered Accountants’ Handbook:

Handbook Section 3064, Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, effective from January 1, 2009, converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The adoption of Section 3064 did not have a material impact.

Recently Issued Accounting Standards:

Handbook Section 3855, Recognition and Measurement

In January 2009, the Accounting Standards Board (“AcSB”) issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” that provided guidance on the recognition and measurement of certain financial assets and financial liabilities carried at fair value. EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty. EIC-173 must be applied retroactively without restatement of prior periods. The adoption of EIC-173 did not have a material impact on the Company’s financials statements in either the current or prior periods.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and staffing and identification of differences between current Canadian GAAP and IFRS, is underway.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2008 as contained in our 2008 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK

Despite challenging market conditions, management remains confident that CryptoLogic’s new business strategy and restructuring program will deliver strong financial performance for shareholders over the long term.

Management continues to target a return to profitability and cash generation in the third quarter, with plans to have more than 40 games generating revenue on customer sites by September 30, 2009.

The company continues to expect a net profit, before non-cash impairment provisions, for the full year, and to return to positive cash flow for the second half of 2009. In light of current market conditions, consumer sentiment and slower than expected rollout of branded games by its customers, CryptoLogic is lowering its targets and anticipates results more in line with analysts’ expectations for the year.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 28,593	$ 36,348
Restricted cash (note 4)	5,000	7,175
Security deposits (note 4)	250	250
Accounts receivable and other	7,330	6,002
Prepaid expenses	8,637	6,564
Income taxes receivable	1,585	653
	51,395	56,992

User funds held on deposit	5,404	10,833
Future income taxes	3,469	1,930
Capital assets	16,825	18,703
Long-term investments (note 5)	2,337	5,821
Intangible assets	4,663	4,982
Goodwill (note 6)	6,545	6,545
	$ 90,638	$ 105,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 13,602	$ 15,356
Income taxes payable	430	413
	14,032	15,769

User funds held on deposit	5,404	10,833
Future income taxes	301	382
	19,737	26,984

Minority interest (note 7)	6,032	6,382

Shareholders' equity:
Share capital (note 9)	33,637	33,552
Stock options	7,451	6,856
Retained earnings	23,781	32,032
	64,869	72,440
Subsequent event (note 18)
	$ 90,638	$ 105,806

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Revenue	$ 10,140	$16,800	$ 20,274	$36,118
Expenses
Operating	9,895	13,170	18,094	27,609
General and administrative	2,200	4,017	5,324	6,869
Reorganization	155	-	687	-
Impairment of long-term investments (note 5)	3,961	-	3,961	-
Finance	26	80	47	253
Amortization	1,199	1,469	2,504	2,865
	17,436	18,736	30,617	37,596

Loss before undernoted	(7,296)	(1,936)	(10,343)	(1,478)
Interest income	122	824	293	1,618
Non operating income (note 16)	-	-	-	102

Net (loss) earnings before income taxes and minority interest	(7,174)	(1,112)	(10,050)	242

Income taxes:
Current	(583)	167	(743)	721
Future	(278)	118	(1,620)	147
	(861)	285	(2,363)	868

Net loss before minority interest	(6,313)	(1,397)	(7,687)	(626)

Minority interest (note 7)	(122)	96	(200)	258

Net loss and comprehensive loss	$ (6,191)	$(1,493)	$ (7,487)	$(884)

Net loss per common share (note 11)
Basic	$ (0.46)	$(0.10)	$ (0.56)	$(0.04)
Diluted	$ (0.46)	$(0.10)	$ (0.56)	$(0.04)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)
	For the six months ended
	June 30,
	2009	2008
Retained earnings, beginning of period	$32,032	$70,855
Loss	(7,487)	(884)
Dividends paid, excluding those paid to CEC shareholders	(764)	(3,076)
Excess of purchase over stated value of repurchased common shares	-	(614)
Retained earnings, end of period	$23,781	$	$ 66,281

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Cash flows from (used in):

Operating activities:
Net loss	$(6,191)	$(1,493)	$(7,487)	$(884)
Adjustments to reconcile loss to cash provided
by (used in) operating activities:
Amortization	1,199	1,469	2,504	2,865
Reorganization expense	155	-	687	-
Impairment of long-term investments	3,961	-	3,961	-
Unrealized gain on forward contract	(9)	165	(136)	(78)
Future income taxes	(278)	166	(1,620)	151
Minority interest	(122)	96	(200)	258
Stock options	275	482	595	1,171
	(1,010)	885	(1,696)	3,483
Change in operating assets and liabilities:
Accounts receivable and other	(578)	(2,224)	(1,328)	(1,779)
Prepaid expenses	(1,637)	(672)	(1,937)	(407)
Accounts payable and accrued liabilities	336	(2,911)	(2,441)	(1,628)
Income taxes payable	(712)	(4,776)	(915)	(4,313)
	(3,601)	(9,698)	(8,317)	(4,644)

Financing activities:
Issue of capital stock, net	-	121	-	189
Repurchase of common shares	-	(739)	-	(739)
Dividends paid including those to CEC shareholders	(829)	(3,344)	(829)	(3,344)
	(829)	(3,962)	(829)	(3,894)

Investing activities:
Cash paid for Casino.co.uk	-	(1,254)	-	(1,254)
Purchase of capital assets	(191)	(689)	(307)	(1,307)
Purchase of other investments	(277)	(976)	(477)	(1,995)
Decrease in restricted cash	-	-	2,175	14,976
Decrease in security deposits	-	-	-	900
	(468)	(2,919)	1,391	11,320

(Decrease) increase in cash and cash equivalents	(4,898)	(16,579)	(7,755)	2,782

Cash and cash equivalents, beginning of period	33,491	74,789	36,348	55,428

Cash and cash equivalents, end of period	$28,593	$58,210	$28,593	$58,210

Supplemental cash flow information:
Non cash portion of options exercised	$-	$19	$-	$83

The accompanying notes are an integral part of the consolidated interim financial statements.

1.	Basis of presentation and reorganization

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Limited for the year ended December 31, 2008, except as described in note 2. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2008.

2.	Significant accounting policies

Handbook Section 3064, Goodwill and Intangible Assets

The Company adopted Section 3064, Goodwill and Intangible Assets, effective from January 1, 2009, converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The adoption of Section 3064 did not have a material impact.

Handbook Section 3855, Recognition and Measurement

In January 2009, the Accounting Standards Board (“AcSB”) issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” that provided guidance on the recognition and measurement of certain financial assts and financial liabilities carried at fair value. EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty. EIC-173 must be applied retroactively without restatement of prior periods. The adoption of EIC-173 did not have a material impact on the Company’s financials statements in either the current or prior periods.

2.	Significant accounting policies (continued)

Financial Instruments - Disclosures:

In June 2009, the CICA amended Section 3862, “Financial Instruments - Disclosures", to include additional disclosure requirements over fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and staffing and identification of differences between current Canadian GAAP and IFRS, is underway.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

2.	Significant accounting policies (continued)

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

3.	Changes in accounting estimates

There were no changes in accounting estimates during the three and six month periods ended June 30, 2009.

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

During the second quarter of 2008, the Company reviewed its e-cash operation and determined that certain provisions should not be recorded, and further that, based on new facts and circumstances certain estimates should be revised. Accordingly, approximately $1,200 that was recorded as a liability for future payments was no longer required. This change was recorded in other revenue.

4.	Security deposits and restricted cash

Security deposits are amounts held by the Company's bank as collateral provided to payment processors that process deposits and credit card transactions. Restricted cash comprises a required deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit (December 31, 2008: $5,000). See note 18 for further discussion. At December 31, 2008, restricted cash also included $2,175, held in escrow, that would have been paid to the Company’s former CEO had there been a change in control of the company.

5.	Long-term investments

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568 Inc."), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company was required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation. During 2008, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The investment in Mikoishi is designated as available-for-sale which is measured at fair value. During 2008, the Company received evidence of Mikoishi’s current fair value and as a result recorded a write down in the value of the investment of $2,200 during the fourth quarter of 2008. In June 2009, the Company made a further investment by way of a $277 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

5.	Long-term investments (continued)

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The investment in Mobilebus is classified as available-for-sale and is carried at cost as the fair market value is not readily determinable.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require the Company to make additional investments in Jingle if certain performance criteria are met. In December 2008, the first performance criteria were met resulting in an additional investment of $700, increasing the Company’s equity ownership in Jingle to 18.9%. During the first quarter of 2009, the second performance criteria were met requiring a further investment by way of a $200 loan. This loan is convertible into preference shares at the option of the Company. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial. Additional consideration of up to $1,254 may be payable if certain additional performance criteria are met. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable.

The Company regularly reviews its assets for indicators of impairment. During the Company’s review of its long term investments, various indicators of impairment were identified including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term. Consequently, the Company has recorded impairment charges totalling $3,961.

6.	Goodwill and intangible assets

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition.. During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. Including the amounts recorded in 2008, the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer lists and $4,769 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years respectively.

The Company also has goodwill of $1,776 related to the acquisition of ALI, a gaming portal, operating as the WinnerOnLine website on October 1, 2001.

In the first half of 2009 the portals business, which comprise both Casino.co.uk and WinnerOnLine, operates in a market that is sensitive to macro economic trends and has performed below expectations. The Company has taken steps to improve revenue, however, if this improvement is not successful the Company may be required to record an impairment of the goodwill and intangible assets associated with the portals business totalling up to $8,499.

7.	Minority interest

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net loss associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of loss as minority interest. For the three and six month periods ended June 30, 2009, the net loss of the subsidiaries not owned by CEC totalled approximately $4,804 and $5,129 (2008: $2,430 and $3,720), respectively, and was not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, approximately 258,000 CEC shares have been exchanged for the Company's shares. Approximately 16,000 CEC shares were exchanged in the six months ended June 30, 2009.

8.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At June 30, 2009 the Company had $64,869 (December 31, 2008: $72,440) shareholders’ equity. The Company’s financial position gives it the ability to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees and directors. At June 30, 2009 employees and directors hold 616,896 options to purchase common shares of the Company.

On August 11, 2009, a dividend of $0.03 per share was announced, a decrease from $0.12 per share announced after the second quarter in 2008. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2008, the Company filed a Normal Course Issuer Bid (the “2009 Normal Course Issuer Bid”), which authorizes the Company to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At June 30, 2009, there were no purchases under the 2009 Normal Course Issuer Bid.

8.	Capital risk management (continued)

There were no changes in the Company’s policy for managing capital during the quarter ended June 30, 2009. With the exception of the deposit with the Lottery Gaming Authority of Malta, neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements. See note 18 for further discussion.

9.	Share capital

Authorized:

Unlimited common shares

Issued and outstanding as at June 30, 2009:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total
(in thousands)

Balance, December 31, 2008	12,727	$33,484	$68	$33,552

Shares exchanged (a)	16	85	-	85

Balance, June 30, 2009	12,743	$33,569	$68	$33,637

a)

The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since June 1, 2007, 256,736 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at June 30, 2009. On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

10.	Stock-based compensation

The fair value of options granted in the six month period ended June 30, 2009 and 2008 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Dividend yield	1.64%	2.38%
Risk-free interest rate	1.79%	2.92%
Expected volatility	58.0%	46.2%
Expected life of options in years	3	3

A total of 5,000 options were issued in the six month period ended June 30, 2009. The weighted average fair value of options granted during the six month period ended June 30, 2009 was $0.62 (2008: $5.43).

11.	Loss per common share

Loss per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the common shares in calculating the basic and diluted loss per share are as follows:

In U.S. dollars (000’s)	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Net loss attributable to common shares	$ (6,191)	$ (1,493)	$ (7,487)	$ (884)
(Loss) earnings attributable to CEC shares	(122)	96	(200)	258

Net loss before minority interest	$ (6,313)	$ (1,397)	$ (7,687)	$ (626)

The denominator used in calculating basic and diluted loss per common share is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008

Weighted average number of common shares outstanding – basic	12,729	12,822	12,731	12,820

Add weighted average impact of CEC shares	1,090	1,112	1,088	1,113

Total weighted average number of shares outstanding – basic	13,819	13,934	13,819	13,933

Add dilutive options	-	-	-	-

Total weighted average number of shares outstanding – basic and diluted(1)	13,819	13,934	13,819	13,933

Basic and diluted loss per common share are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Net loss per common share:
Basic	($0.46)	($0.10)	($0.56)	($0.04)
Diluted(1)	($0.46)	($0.10)	($0.56)	($0.04)

 (1) Potentially dilutive securities for the three and six month period ended June 30, 2009 are excluded as they would be anti-dilutive due to the recorded loss

12.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $28 for the three months ended June 30, 2009 (2008: $176) and $73 for the six months ended June 30, 2009 (2008: $308).

13.	Financial assets and financial liabilities

Financial assets held-for-trading

Cash and cash equivalents, security deposits, restricted cash, short-term investments, user funds held on deposit and the embedded derivative are classified as held-for-trading assets and are recorded at fair value. The fair values of cash and cash equivalents, restricted cash, short term investments and user funds held on deposit are adjusted to their respective fair market values at the end of a reporting period.

The contract with Mikoishi specified the foreign exchange rate for Singapore dollars that would have applied to future investments had certain performance criteria been met. This embedded derivative was separated, classified as held-for-trading and was included in prepaid assets. The fair value was determined based on forward foreign exchange rates, the probability of future investments, and was discounted based on risk-free government interest rates. In December 2008, these performance criteria were not met and as a result the Company wrote off that asset associated with the embedded derivative.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at June 30, 2009 and December 31, 2008.

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds held on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at June 30, 2009 and December 31, 2008.

Financial assets available-for-sale

Long-term investments are designated as available-for-sale assets and represent investments in equities or loans that are convertible to equities in foreign entities that do not have a quoted market price in an active market. As a result they are recorded at cost as fair values are not practically determinable.

14.  Financial risk management

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

•	credit risk
•	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant credit losses.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net loss or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at June 30, 2009, approximately 89% of the Company’s financial assets are denominated in its functional currency.

14.          Financial risk management (continued)

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at June 30, 2009 was 1.34% (June 30, 2008: 3.35%).

(d) Quantification of risk exposure: foreign currency risk

At June 30, 2009, the Company’s gross balance sheet in the currencies in which it trades was substantially as follows:

In U.S. dollar equivalents (000's)	USD	euro	GBP	Others	Total
Cash and cash equivalents	$28,605	$71	$(747)	$664	$28,593
Restricted cash	$5,000	$-	$-	$-	$5,000
Accounts receivable and other	$2,829	$2,623	$1,139	$739	$7,330
Accounts payable and accrued liabilities	$(3,215)	$(983)	$(6,708)	$(2,696)	$(13,602)
Net balance sheet exposure	$33,219	$1,711	$(6,316)	$(1,293)	$27,322

The Company’s exposure for revenue and expenses denominated in foreign currencies was substantially as follows:

In U.S. dollar equivalents (000's	USD	euro	GBP	CDN	Other	Total
Revenue
Three-months ended June 30, 2009	$3,959	$2,505	$3,676	$-	$-	$10,140
Six-months ended June 30, 2009	$6,753	$5,292	$8,229	$-	$-	$20,274

Three-months ended June 30, 2008	$5,582	$3,276	$7,942	$-	$-	$16,800
Six months ended June 30, 2008	$13,390	$6,522	$16,206	$-	$-	$36,118

Expenses
Three-months ended June 30, 2009	$5,889	$3,710	$3,410	$4,259	$168	$17,436
Six months ended June 30, 2009	$7,163	$8,463	$5,955	$8,716	$320	$30,617

Three-months ended June 30, 2008	$637	$5,303	$4,467	$7,971	$358	$18,736
Six months ended June 30, 2008	$653	$12,244	$9,481	$15,050	$168	$37,596

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at June 30, 2009 would have decreased net losses for the three month period ended 30 June 2009 by approximately $589. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at June 30, 2009. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect. During the current quarter, the Company incurred a loss of approximately $296 on the translation of its Balance Sheet.

14.          Financial risk management (continued)

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three-month period and the six-month period ended June, 2009 would have increased net revenue by approximately $618 and $1,352, respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three-month period and the six-month period ended June 30, 2009 would have increased expense, and correspondingly decreased income, by approximately $1,155 and $2,345, respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

(e) Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

Fair Value Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the three and six-month period ended June 30, 2009 would have increased interest income by approximately $91. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

15.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warm months of the year as more people are outdoors.

16.	Components of non-operating income

Non operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	Three months		Six months ended
	ended June 30,		June 30,
In U.S. dollars (000’s)	2009	2008	2009	2008

Gain on temporary holding in shares	$ —	$ —	$ —	$ 801
Foreign exchange gain and interest on temporary cash deposit	—	—	—	544
Related expenses	—	—	—	(1,243)
Non operating income	$ —	$ —	$ —	$ 102

17.	Reorganization

On November 12, 2008, the Company announced a plan that it will integrate its poker network with one of the world’s leading gaming technology and services companies and its intent to focus on its branded games and its Internet casino business. This integration of CryptoLogic’s poker operations and customers is expected to generate significant cost savings.

Payments during year ended December 31, 2008	$(732)

Included in accounts payable and accrued liabilities at December 31, 2008	$658

Professional fees	499
Employee severance	891
Amount recorded in 2008 consolidated statement of loss and comprehensive loss	$1,390

Payments during six months ended June 30, 2009	$881
Amount recorded in Q2 2009 consolidated statement of loss and comprehensive loss	687

Included in accounts payable and accrued liabilities at June 30, 2009	$464

The Company expects expenses requiring an outlay of cash to total approximately $3,500 and expects the plan to be substantially paid by the end of 2009.

18.	Subsequent event

In July 2009, the Lottery Gaming Authority of Malta agreed that the $5,000 letter of credit to support user funds on deposit is no longer be required and the letter was returned to the Company. These funds will no longer be classified as restricted cash.